HOMIE RECIPES, INC.

Nikolaou Basiliadi 13 Greece,

Pella Giannista 581000

September 27, 2017

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Homie Recipes, Inc.

Current Report on Form 8-K

Filed August 17, 2017

File No. 333-183310

Dear Mr. Spirgel:

Homie Recipes, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter dated September 1, 2017, pertaining to the Company’s above-referenced filing (the “Form 8-K”) as filed with the Securities & Exchange Commission (the “Commission”). Specific to your comments, you can find our responses below. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated September 1, 2017:

1.In your disclosure you describe a reverse acquisition between Homie Recipes, Inc., a shell company, and Stevva Ltd. We note that, pursuant to Item 2.01(f) of Form 8-K, you have included Form 10 information regarding the registrant, but you have no included any financial statements. Please revise to provide financial statements as required under Item 9.01(c) of Form 8-K.

RESPONSE: The Company’s intent was to only acquire the farm land that was described in the Form 8-K. However, under Greece law, for this transaction to take place, the farm land was required to be held by a Greek Corporation. Therefore, as per Exhibit 10.02 of the Form 8-K, Stevva Ltd. (“Stevva”) acquired the farm land on August 12, 2017, just 2 days prior to the consummation of the Share Exchange Agreement disclosed in the Form 8-K. Stevva was also newly formed in August of 2017 solely for this purpose. Therefore, we do not believe we need to include financial statements of Stevva as Stevva does not have any historical information. The only transaction that Stevva has completed is the acquisition of the farm land described in the Form 8-K.

2.We note that on page 4 you describe Stevva Ltd. as “a newly formed business venture with no historical operations.” It would therefore appear that Stevva, like Homie Recipes, was a shell company at the time of the merger, and that post-merger entity is still a shell. Please revise to delete your Item 5.06 disclosure disclosing a change in shell status, or tell us in your response why you believe the reverse acquisition transaction has effected a change in the company’s shell status.

RESPONSE: As per our answer to comment #1, Stevva was newly formed in order to allow us to acquire the farm land described in the Form 8-K. As per the Share Exchange Agreement, we acquired Stevva, which allowed us to acquire the farm land. As per Exhibit 10.3, the land has an approximate total value of 52,800 euros. Therefore, the Company now owns the farm land and since that means the Company no longer has nominal or all cash assets, we believe that the transaction has effected a change in the Company’s shell status.

Please contact me if you require any further information.

Very truly yours,

/s/ Theodoros Kerasidis

Theodoros Kerasidis,

Chief Executive Officer